

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

Joe Bedewi
Corporate Vice President and Chief Financial Officer
Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsborough, Oregon 97124-6421

> **Re: Lattice Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 001-18032**

Dear Mr. Bedewi:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director